October 24, 2018

David Young
Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, MD 21076

       Re: Processa Pharmaceuticals, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 9, 2018
           File No. 333-226428

Dear Dr. Young:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2018 letter.

Amendment No. 2 to Form S-1

Description of Business, page 37

1.     We note your revised disclosures in response to prior comment 3.
However,
       please further clarify your disclosure to explain how you identified RIF in head and neck cancer patients as an indication to treat with PCS-499 by expanding the ninth paragraph on page 37.
2. We note your revised disclosure in response to prior comment 4 regarding the prior trials.
       Your revised disclosure describes five prior trials, but you state in the ninth paragraph on page 37 that there were six clinical trials, including two studies in patients with chronic
 David Young
Processa Pharmaceuticals, Inc.
October 24, 2018
Page 2
      kidney disease. Please reconcile your disclosures or revise to add similar disclosure regarding this prior trial. Additionally, we refer to your statement regarding the most common adverse events associated with PCS-499 in the 11th paragraph on page 37.
      Please revise to disclose all serious adverse events, even if they were later determined not to be related to PCS-499.
3. Please revise the second sentence in the 11th paragraph on page 37 to clarify the number of patients involved in the Phase 2 trial. Please also describe the primary and secondary endpoints in terms of their objective data points, and whether the endpoints were met.
       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Young
                                                            Division of
Corporation Finance
Comapany NameProcessa Pharmaceuticals, Inc.
                                                            Office of
Healthcare & Insurance
October 24, 2018 Page 2
cc:       Neda Sharifi
FirstName LastName